Apollo Global Management, LLC

9 West 57th Street

New York, New York 10019

January 21, 2014

VIA EDGAR

Suzanne Hayes

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Apollo Global Management, LLC

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-35107

Dear Ms. Hayes:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated December 27, 2013 (the “Comment Letter”), to the above referenced Form 10-K of Apollo Global Management, LLC (the “Company,” “we” or “our”). The Company has filed, via EDGAR, this letter (tagged correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with a response following. Unless otherwise noted, references to page numbers and sections herein are to the above referenced Form 10-K, and capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K.

Item 1A. Risk Factors, page 26

Risks Related to Our Organization and Structure, page 53

1.	Please include a separately caption Risk Factor that describes the lack of powers that your Board of Directors has over your operations. Include a discussion of how your Board members are elected to serve on your Board.

Response to Comment 1

We will revise our disclosure under “Risk Factors—Risks Related to Our Organization and Structure” on page 54 in response to comment 1 to add the following Risk Factor immediately after the Risk Factor entitled “Our shareholders do not elect our manager or vote and have limited ability to influence decisions regarding our businesses.”

Securities and Exchange Commission

Our board of directors has no authority over our operations other than that which our manager has chosen to delegate to it.

For so long as the Apollo control condition (as described in “Item 10—Directors, Executive Officers and Corporate Governance—Our Manager”) is satisfied, our manager, which is owned and controlled by our Managing Partners, manages all of our operations and activities, and our board of directors has no authority other than that which our manager chooses to delegate to it. In the event that the Apollo control condition is not satisfied, our board of directors will manage all of our operations and activities.

For so long as the Apollo control condition is satisfied, our manager (i) nominates and elects all directors to our board of directors, (ii) sets the number of directors of our board of directors and (iii) fills any vacancies on our board of directors. After the Apollo control condition is no longer satisfied, each of our directors will be elected by the vote of a plurality of our shares entitled to vote, voting as a single class, to serve until his or her successor is duly elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

Critical Accounting Policies, page 131

Consolidation, page 132

2.	We note that under your general consolidation policy, you consolidate those entities which you control through a majority voting interest or through other means, including those funds for which the general partner is presumed to have control, as well as variable interest entities (VIEs) in which you are the primary beneficiary. Given your involvement with a number of investment vehicles and the fact that only certain of them are consolidated, please revise your future filings to provide a more general understanding of the types of investment vehicles with which you are involved (e.g. partnerships, CLOs, Apollo Funds, etc.), why certain vehicles are considered VIEs vs. voting interest entities (VOEs), and the key considerations in determining whether such entities should be consolidated. Also, consider providing a tabular disclosure that summarizes by vehicle type (e.g. quantify the number of VIEs and VOEs), those vehicles that are consolidated and those that are not consolidated in your financial statements as of the reporting date.

Response to Comment 2

The Company will revise its future Form 10-K and Form 10-Q filings to provide a more general understanding of the types of investment vehicles with which it is involved, why certain vehicles are considered VIEs versus VOEs, and the key considerations in determining whether such entities should be consolidated. We have included in Exhibit A our amended consolidation policy which incorporates these revisions.

Securities and Exchange Commission

The Company considered providing a tabular disclosure that summarizes by vehicle type the number of consolidated and unconsolidated VIEs and VOEs. Because there are so many entities with which the Company is involved, the Company does not believe that providing the number of such consolidated and unconsolidated vehicles by type would provide significant benefit to the reader of the financial statements. However, with respect to consolidated and unconsolidated VIEs, the Company advises the Staff that it provides the VIE disclosures required under ASC 810-10-50, including providing the total assets and liabilities of such VIEs as well as the Company’s exposure to the VIEs, within its variable interest entities footnote to the financial statements. Further, with respect to consolidated VOEs (e.g., AAA and Apollo Senior Loan Fund, L.P.), the Company advises the Staff that it provides required disclosure regarding the investments of such vehicles within its investments footnote to the financial statements.

3.	We note in the first sentence that you consolidate AAA because the general partner was presumed to have control. However, your disclosure on page 12 indicates that the general partner of AAA is AAA Guernsey, in which you hold only a 45% ownership interest with the remaining 55% owned by an unaffiliated party. Please address the following:

•	Tell us if you consolidate AAA Guernsey and explain your basis for consolidation.

•	Explain your basis in concluding that the consolidation of AAA was necessary.

Response to first bullet point of Comment 3

When reading the Company’s response to this question, please also refer to the diagram depicting the structure of AAA within Exhibit B.

AAA Guernsey Limited (“AAA Guernsey”) is consolidated by the Company based on the accounting analysis described below.

AAA Guernsey is the general partner of AP Alternative Assets, L.P. (“AAA”). The Company, through one of its subsidiaries (i.e., Apollo Principal Holdings III, L.P.), owns 45% of the voting ownership interest of AAA Guernsey with the remaining 55% of the voting ownership interest owned by an unaffiliated party, who possesses the power to appoint AAA Guernsey’s board of directors. The Company, through Apollo Principal Holdings III, L.P., also owns 100% of the economic ownership interest in AAA Guernsey which entitles the Company to any economics from AAA Guernsey.

In accordance with its consolidation policy (as provided in Exhibit A), the Company assessed which consolidation guidance should be applied to AAA Guernsey. Based on its assessment, the Company determined that AAA Guernsey is a voting interest entity (“VOE”) and should be consolidated under the voting interest model in ASC 810, which requires consolidation by the holder of a controlling financial interest as further described in the next paragraph.

Securities and Exchange Commission

ASC 810-10-15-8 states that the usual condition for a controlling financial interest is ownership of a majority voting interest. However, there are exceptions to this general rule as listed under ASC 810-10-15-10 including, for example, the determination of whether a contractual management relationship represents a controlling financial interest. Because there are exceptions to this rule, a reporting entity may be required to consolidate an entity even if it owns less than 50 percent of the entity’s outstanding voting stock and does not have voting control of the entity’s board of directors. As such, conclusions about control should be based on an evaluation of the specific facts and circumstances.

After evaluation of the specific facts and circumstances surrounding AAA Guernsey, the Company concluded that it is required to consolidate AAA Guernsey even though it owns less than 50 percent of the voting stock of AAA Guernsey. This conclusion was based on the Company’s determination that it has control of AAA Guernsey by contract under ASC 810-10-05-14. Specifically, for accounting purposes, control of AAA Guernsey is deemed to be held by Apollo Alternative Assets, L.P. (the “Manager”), a subsidiary of the Company, via a services agreement entered into among the Manager (as Service Provider) and AAA Guernsey, AAA, AAA Investments, and other service recipients party thereto (the “Service Recipients”). Pursuant to the services agreement, the Manager manages the Service Recipients’ respective assets and day-to-day operations and, among other responsibilities, performs the following significant financial and operational activities relating to the assets and operations of the Service Recipients: (i) serves as a consultant with respect to the periodic review of the investment policies and procedures established by AAA Guernsey’s governing body; (ii) investigates, analyzes and selects investment opportunities, acquires and disposes of investments and monitors the performance of investments; (iii) advises AAA Guernsey and the other Service Recipients in relation to any issuances of limited partner interests or other capital raising, (iv) and conducts negotiations on behalf of the Service Recipients in connection with acquisitions and disposals of investments. The Company notes that while the investment policies and procedures are established by AAA Guernsey, those investment policies and procedures have been set using very broad terms

Securities and Exchange Commission

and conditions, such that the Manager has significant latitude in its investment management activities. Further, the services agreement can only be terminated for cause by a majority vote of the board of directors of AAA Guernsey and, unless the Manager otherwise agrees in its sole discretion, the Service Recipients shall not appoint any other person to provide services to be rendered by the Manager.

Based on its ability to control AAA Guernsey via the services agreement and the fact that the services agreement cannot be terminated without cause, the Company concluded that the Manager has the ability to exercise control over AAA Guernsey for accounting purposes even though it does not hold a majority voting interest. Accordingly, the Company concluded that it is required to consolidate AAA Guernsey under the voting interest model.

However, the Company advises the staff that AAA Guernsey’s assets, liabilities, revenues, expenses, gains, and losses are de minimis. As such, the consolidation of AAA Guernsey is not material to the Company’s consolidated financial statements.

Response to second bullet point of Comment 3

AAA is a VOE that is controlled by the Company and consolidated under the voting interest model. The analysis supporting this conclusion follows.

The Company first determined that AAA does not qualify as a VIE under ASC 810-10-15-14 based on the following assessment:

•	ASC 810-10-15-14a- The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

AAA is primarily financed by equity investment at risk contributed by its limited partners which has always been in excess of 50% of the total assets of AAA. When considering this, as well as the activities of AAA in relation to the 10% threshold provided in ASC 810-10-25-45 to be considered when determining sufficiency of total equity investment at risk, we determined that total equity investment at risk in AAA is deemed to be sufficient to fully finance AAA’s activities without additional subordinated financial support. Therefore, we concluded that AAA did not qualify as a VIE under 14a.

•	ASC 810-10-15-14b- As a group, the holders of the equity investment at risk lack any one of the following three characteristics:

1.	The direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the success of the legal entity.

2.	The obligation to absorb the expected losses of the legal entity.

3.	The right to receive the expected residual returns of the legal entity.

Securities and Exchange Commission

Although AAA Guernsey as the general partner of AAA, on a standalone basis is not considered to have substantive equity investment at risk, we considered whether certain related party interests should be aggregated with that of the general partner for the purposes of determining whether the holders of equity investment at risk, as a group, have the direct or indirect ability to make decisions that have a significant effect on the success of AAA. The Staff has indicated that certain “closely associated” related party interests should be considered in aggregate when determining whether a general partner interest qualifies as equity at risk. At the 2006 AICPA National Conference, a member of the Staff stated, “…a view that analyzes the general partner and the entity in isolation seems to be incomplete because of the relationships with certain of the limited partner investors. Depending on the significance of those relationships, I [member of the Staff] believe the general partner and limited partners may be so closely associated that it is most appropriate to consider their interests in the aggregate.” Based on this guidance, we determined that equity investment at risk made by AAA Holdings, L.P. (in the form of limited partner interests) as well as the decision making ability held by the Manager should be aggregated with the equity investment at risk of the general partner of AAA due to the fact that each of these entities are subsidiaries of, and under common control with the Company. After aggregating their equity investment at risk and decision making ability, we determined that, as a group, the holders of equity investment at risk have the ability through voting rights or similar rights (i.e. the services agreement) to make decisions about AAA’s activities that have a significant affect on the success of AAA. Accordingly, we concluded that AAA does not qualify as a VIE under 14b(1). In addition, the equity holders as a group have the obligation to absorb losses and the right to receive the expected residual returns of AAA. Therefore, we concluded that AAA did not qualify as a VIE under 14b(2) or 14b(3).

•	ASC 810-10-15-14c- The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

1.	The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

2.	Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

While certain equity investors have disproportionate voting rights to their economics, we noted that, because AAA is widely held by multiple independent limited partners, substantially all of the activities of AAA are not conducted on behalf of an independent equity investor that has disproportionately few voting rights. Therefore, we concluded that AAA does not qualify as a VIE under 14c.

Securities and Exchange Commission

Since none of the conditions to be considered a VIE were met, AAA was determined to be a VOE and further evaluated under the voting interest model (“VOE model”). Under the VOE model, the general partner is presumed to control a limited partnership unless that presumption of control can be overcome. While the unaffiliated limited partners of AAA did not have substantive rights to remove the general partner of AAA or dissolve AAA, a related party to the general partner is deemed to have substantive control of AAA by contract under ASC 810-10-05-14. Specifically, for accounting purposes, control of AAA rests with the Manager via the services agreement previously mentioned that was entered into among the Manager (as Service Provider) and AAA Guernsey, AAA, AAA Investments, and other service recipients party thereto (the “Service Recipients”). Pursuant to the services agreement, the Manager manages the Service Recipients’ respective assets and day-to-day operations and, among other responsibilities, performs the following significant financial and operational activities relating to the assets and operations of the Service Recipients: (i) serves as a consultant with respect to the periodic review of the investment policies and procedures established by AAA Guernsey’s governing body; (ii) investigates, analyzes and selects investment opportunities, acquires and disposes of investments and monitors the performance of investments; (iii) advises AAA and the other Service Recipients in relation to any issuances of limited partner interests or other capital raising, (iv) and conducts negotiations on behalf of the Service Recipients in connection with acquisitions and disposals of investments. The Company notes that while the investment policies and procedures are established by AAA Guernsey, those investment policies and procedures have been set using very broad terms and conditions, such that the Manager has significant latitude in its investment management activities. Further, the services agreement can only be terminated for cause by a majority vote of the board of directors of AAA Guernsey and, unless the Manager otherwise agrees in its sole discretion, the Service Recipients shall not appoint any other person to provide services to be rendered by the Manager.

Based on its ability to control AAA via the services agreement and the fact that the services agreement cannot be terminated without cause, the Company concluded that the Manager was deemed to control AAA and therefore consolidated AAA.

Equity-Based Compensation, page 139

4.	We note your disclosure regarding the methods and assumptions used to estimate a discount for lack of marketability in the valuation of your AOG Units. We also note from your disclosure on page 211 (Note 14, Equity-Based Compensation) that transfer restrictions and lack (or timing) of distribution rights are factored into the valuation of your restricted share units (RSUs); however, you do not disclose the specific methods or assumptions used to determine these discounts. Please revise your future filings to provide this disclosure for your RSUs. Also, consider whether the disclosure pertaining to the valuation of your AOG Units continues to be relevant in light of the fact that compensation expense related to these units has been fully recognized.

Securities and Exchange Commission

Response to Comment 4

The Company will revise its future filings to provide additional disclosure regarding the specific methods and assumptions used in discounting restricted share units (RSUs) for transfer restrictions and lack (or timing) of distributions. We have included in Exhibit C our prepared proposed disclosure incorporating these changes.

In addition, the Company considered whether the disclosure pertaining to the valuation of our AOG Units continues to be relevant. The Company notes that compensation expense related to AOG Units was recognized on a straight-line basis over the service period through June 30, 2013. Accordingly, the Company believes that the disclosure pertaining to the valuation of our AOG Units will continue to be relevant so long as any current or comparative period presented within our consolidated financial statements includes material amounts of compensation expense related to the AOG Units.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 149

5.	You disclose that each segment runs its own risk management process. Please describe your policies and procedures related to the reporting of risks from each segment to your Board of Directors, your Manager, your Managing Partners and other entities/individuals with risk management responsibilities.

Response to Comment 5

While each segment runs its own risk management process, each risk management process is subject to our overall risk tolerance and philosophy and our enterprise-wide risk management framework. This framework includes identifying, measuring and managing market, credit and operational risks at each segment, as well as at the fund and Company level.

At the direction of the Company’s manager, the Company has established a risk committee comprised of the Company’s President, Chief Financial Officer, Chief Legal and Compliance Officer and the Company’s global head of risk. The risk committee is tasked with assisting the Company’s manager in monitoring and managing enterprise-wide risk. The risk committee generally meets on a weekly basis and reports to the executive committee of the Company’s manager at such times as the committee deems appropriate and at least on an annual basis.

On at least a monthly basis, the Company’s risk department provides a summary analysis of fund level market and credit risk to the portfolio managers of the Company’s funds and the heads of the various business segments. On a periodic basis, the Company’s risk department presents a consolidated summary analysis of fund level market and credit risk to the Company’s risk committee. In addition, the Company’s global head of risk reviews specific investments from the perspective of risk mitigation and discusses such analysis with the Company’s risk committee and/or the executive committee of the Company’s manager at such times as the Company’s global head of risk determines such discussions are warranted. On an annual basis, the Company’s global head of risk provides the executive committee of the Company’s manager with a comprehensive overview of risk management along with an update on current and future risk initiatives.

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Finally, pursuant to its charter, the audit committee of the Company’s board of directors also assists the Company’s manager in overseeing management’s processes and activities relating to the evaluation and management of the Company’s financial risks.

Item 10. Directors, Executive Officers and Corporate Governance, page 242

6.	We note from your risk factor on page 55 that you may elect not to comply with certain corporate governance requirements of the NYSE. Additionally, we note that a majority of your board members are independent directors. Please identify the corporate governance requirements that you elected not to comply with pursuant to the exceptions available to a controlled company.

Response to Comment 6

The Company will revise its future filings to disclose that pursuant to the exceptions available to a controlled company under the rules of the NYSE, we have elected not to have a nominating/corporate governance committee comprised entirely of independent directors nor a compensation committee comprised entirely of independent directors.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related

Stockholder Matters, page 261

7.	We note your disclosure that your Strategic Investors, CalPERS and ADIA hold 45% of the class A shares outstanding. Please include the Strategic Investors in future versions of this chart or explain your basis for excluding them.

Response to Comment 7

The Strategic Investors have not been included as 5% stockholders in Item 12 because they hold non-voting Class A shares of the Company and are therefore not required to be listed by Item 403 of Regulation S-K. As disclosed in Item 12 of the Form 10-K under “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters—Strategic Investors Transaction,” as all of their holdings in the Company are non-voting, neither of the Strategic Investors has any means for exerting control over the Company and they are not beneficial owners of more than 5% of the voting Class A shares of the Company.

Securities and Exchange Commission

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 166

Revenues – Advisory and Transaction Fees from Affiliates, page 168

8.	Your disclosure indicates that transaction costs are generally reimbursed by the funds, but that those costs incurred in conjunction with broken deals are also included in the calculation of the management fee offset. Based on your discussion of your results of operations within MD&A, it appears that you account for broken deal costs on a net basis as the reimbursement of the broken deal costs is recognized as advisory and transaction fee revenues while the costs themselves are recorded as a reduction of such revenues. Please provide us with your accounting analysis that supports net reporting of these revenues and expenses. We also note that you are reimbursed by the fund or fund’s portfolio company for all costs incurred for deals that are successfully completed. Tell us and clarify in your future filings where reimbursable expenses related to successfully completed transactions are reflected in your consolidated statements of operations. Tell us how you considered ASC 605-45 in your determination of gross versus net reporting.

Response to Comment 8

The Company incurs certain costs related to certain transactions that are not consummated (“broken deal costs”). These costs (e.g., research costs, due diligence costs, professional fees, legal fees and other related items) are determined to be broken deal costs upon management’s decision to no longer pursue the transaction. In accordance with the related fund agreement, in the event a deal is deemed broken, all of the costs are reimbursed by the funds and then included as a component in the calculation of the Management Fee Offset described below. Under the terms of the limited partnership agreements for certain funds, the management fee payable by the funds may be subject to a reduction based on a certain percentage of such advisory and transaction fees, net of applicable broken deal costs (“Management Fee Offset”). Such amounts are presented as a reduction to advisory and transaction fees from affiliates in the consolidated statements of operations. Any broken deal costs are accounted for as a reduction of the transaction costs that have been paid on behalf of the fund therefore resulting in net presentation on the consolidated statements of operations.

The Company has assessed the transaction costs incurred in conjunction with broken deals in accordance with ASC 605-45: Revenue Recognition – Overall Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent to determine whether we were acting as principal or agent and whether that would require gross or net reporting. In our consideration of whether to present gross versus net we considered the guidance of ASC 605-45. The results of the Company’s assessment are as follows:

Securities and Exchange Commission

Indicators of Gross Revenue Reporting
Indicator:	Indicator Present:	Company Determination:	Determination:
The Entity Is the Primary Obligor in the Arrangement (45-4)	No	Net	Apollo performs a service of paying expenses on behalf of the funds it manages. Additionally, Apollo engages the service providers on behalf of the funds. The service providers are aware that they are providing services to the respective fund and would seek payment from the fund as the primary obligor if Apollo was not providing payment services.

The Entity Has General Inventory Risk—Before Customer Order Is Placed or Upon Customer Return (45-5 – 45-7)	N/A	N/A	N/A

The Entity Has Latitude in Establishing Price (45-8)	No	Net	Apollo does not determine the prices or costs incurred by the services providers. Pricing and costs for vendor provided services are negotiated by Apollo on behalf of the funds based on nature and complexity of services provided, but are charged based on the market rates for the work performed by third parties. Amounts charged by the vendors are passed through to the funds for reimbursement to Apollo with no mark-up charged.

The Entity Changes the Product or Performs Part of the Service (45-9)	No	Net	Apollo does not perform any of the services related to third party vendor services.

The Entity Has Discretion in Supplier Selection (45-10)	Yes	Gross	As noted above, Apollo negotiates pricing and costs with vendors associated with performing services on behalf of the Fund. Apollo also determines which vendor to utilize based on their expertise and pricing of the services to be provided.

The Entity Is Involved in the Determination of Product or Service Specifications (45-11)	Yes	Gross	See above response related to “The Entity Has Discretion in Supplier Selection.”

The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping (45-12)	N/A	N/A	N/A

The Entity Has Credit Risk (45-13 – 45-14)	No	Net	See response above related to “The Entity Is the Primary Obligor in the Arrangement.”

Indicators of Net Revenue Reporting

Indicator:	Indicator Present:	Company Determination:	Determination:
The Entity’s Supplier Is the Primary Obligor in the Arrangement (45-16)	Yes	Net	The supplier is the primary obligor to provide the service to the fund and Apollo is only performing a service of paying expenses on behalf of the funds.

The Amount the Entity Earns Is Fixed (45-17)	Yes	Net	Apollo does not receive a fee for processing payments on behalf of the funds it manages.

The Supplier Has Credit Risk (45-18)	Yes	Net	The supplier has the credit risk with the fund as Apollo is only performing a service of paying expenses on behalf of the funds.

After considering each of the indicators above both individually and in the aggregate the Company believes the primary criteria in determining gross versus net presentation are that the Company is not the Primary Obligor, does not have latitude to establish price and does not have credit risk. As such, the Company determined that it is acting in an agent capacity and net presentation of fund transaction costs is appropriate.

Securities and Exchange Commission

In our future filings we will include the following enhancement to our accounting policy for Advisory and Transaction fees from affiliates:

As the Company acts as an agent for the funds it manages, any transaction costs incurred and paid by the Company on behalf of the respective funds relating to successful or broken deals are presented net on the Company’s statement of operations, and any receivable from the respective funds is presented in Due from Affiliates on the statement of financial condition.

9.	Please revise your revenues from advisory and transaction fees from affiliates on page 158 (Consolidated Statements of Operations) as well as on page 230 (Note 18 – Segment Reporting) to indicate that amounts are presented on a net basis (i.e. net of management fee offsets).

Response to Comment 9

The Company will revise its captions in the Consolidated Statements of Operations and Note 18 - Segment Reporting from “advisory and transaction fees” to “advisory and transactions fees from affiliates, net”.

Profit Sharing Payable, page 175

10.	We note your disclosure regarding the various items that are included in your profit sharing payable. We further note that you provide a rollforward of your contingent consideration obligations (which are included in profit sharing payable) on page 229. In the interest of increased transparency, please consider revising your future filings to provide a rollforward of your entire profit sharing payable that separately shows any changes in carried interest allocations, contingent consideration obligations, etc.

Response to Comment 10

The Company will include a Profit Sharing Payable footnote containing a roll-forward of our profit sharing payable by segment in future filings. We have included in Exhibit D our prepared proposed disclosure incorporating these changes. In our future disclosure of the profit sharing roll-forward we will ensure the captions reflect material movements, including changes to carried interest allocations and contingent consideration obligations, if applicable, for the periods presented.

Securities and Exchange Commission

Note 4 – Investments, page 185

Investments, at Fair value, page 185

11.	We note your disclosure that the sole investment held by AAA is its investment in AAA Investments, which is measured based on AAA’s share of net asset value of AAA Investments. Please address the following:

•	Clarify AAA’s ownership interest in AAA Investments given your disclosures elsewhere in your filing that indicates that you, or your subsidiaries, hold both the general partner interest and sole limited partner interest in AAA Investments.

•	Explain to us how you determined AAA Investments should not be consolidated.

•	We note that AAA Investments is included in your disclosure of equity method investments on pages 189 and 190. Explain how this can be the case considering you already reflect your investment in AAA Investments as an investment at fair value on page 185.

Response to first bullet point of Comment 11

When reading the Company’s response to this question, please also refer to the diagram depicting the structure of AAA within Exhibit B.

AAA Investments, L.P. (“AAA Investments”) is a Guernsey limited partnership, the partners of which are (i) AAA, which holds 100% of the limited partner interests in AAA Investments and does not participate in the management of the business and affairs of AAA Investments and (ii) AAA Associates, L.P. (“AAA Associates”), the general partner of AAA Investments, which holds 100% of the general partner interests in AAA Investments and is responsible for managing the business and affairs of AAA Investments. The capital structure of AAA Investments is that of a master-feeder structure whereby AAA Investments is deemed to be the master fund and AAA is deemed to be the feeder fund.

AAA and AAA Associates are consolidated subsidiaries of the Company. Accordingly, either we or our consolidated subsidiaries hold the general partner and limited partner interests of AAA Investments.

Response to second bullet point of Comment 11

AAA Investments is a VIE over which AAA (an investment company which meets the attributes specified in ASC 946-10-15-2) was determined to be the member of the related party group that is most closely associated with AAA Investments. As such, the Company does not consolidate AAA Investments. The analysis supporting this conclusion follows.

Securities and Exchange Commission

As an investment company, AAA Investments qualifies for the deferral under ASU No. 2010-10, Amendments for Certain Investment Funds and therefore applies ASC 810-10, originally issued as FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. The Company considered each of the criteria under ASC 810-10-15-14 and determined that AAA Investments qualified as a VIE under 14c which states:

•	ASC 810-10-15-14c- The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

1.	The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

2.	Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

AAA was determined to have disproportionately few voting rights relative to its economics and when aggregated with its related parties, substantially all of the activities are deemed to be conducted on behalf of AAA. The evaluation of the “substantially all” concept was primarily qualitative. When considering that AAA Investments primary business purpose is to make investments and that the profits and losses from those investments are allocated to its partners consisting of AAA and AAA Associates, the Company determined that substantially all of the economics are skewed towards AAA and its related party. As such, we concluded that AAA Investments qualified as a VIE under 14c.

As indicated in our consolidation policy, entities such as AAA Investments that qualify for the deferral and are determined to be VIEs are consolidated if the Company is determined to be the primary beneficiary because the Company absorbs a majority of the expected losses of expected residual returns of the VIE, or if the Company is determined to be the party within a related party group that is most closely associated with the VIE.

In this case, since two related parties held variable interests in AAA Investments, and the aggregate variable interest held by those parties would, if held by a single party, result in that party being the primary beneficiary, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary. The determination of which party within the related party group is most closely associated with the VIE requires judgment and must be based on an analysis of all relevant facts and circumstances with no single factor being determinative. As such, the Company considered each of the factors below under ASC 810-10-25-44 and determined that AAA was the related party most closely associated with AAA Investments.

1.	The existence of a principal-agency relationship between parties within the related party group.

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2.	The relationship and significance of the activities of the VIE to the various parties within the related party group.

3.	A party’s exposure to the expected losses of the VIE.

4.	The design of the VIE.

That is, an assessment under the guidance in ASC 810-10-25-44 was performed to evaluate which party of the related party group is most closely associated with AAA Investments. In performing this evaluation, the Company included the interests of AAA, Apollo Alternative Assets, L.P. and AAA Associates as interests held by the related party group and after consideration of all facts and circumstances associated with AAA Investments and evaluating each of the factors individually and in the aggregate, it was determined that AAA was the party most closely associated with AAA Investments primarily due to its significantly greater exposure to the economics of AAA Investments.

Further, in accordance with the master-feeder guidance in ASC 946-210-45-6 and ASC 946-225-45-11 and 45-12, AAA (the feeder fund) shall report its investment in AAA Investments (the master fund) on its statement of assets and liabilities and should report its allocated share of net investment income and its allocated share of realized and unrealized gains and losses from AAA Investments on its statement of operations.

Based on the analysis above, AAA Investments is not consolidated by the Company in its consolidated financial statements.

Response to third bullet point of Comment 11

For clarification, the Company advises the Staff that it has a direct equity method investment in AAA Investments and an investment at fair value in AAA Investments.

The equity method investment in AAA Investments is held by AAA Associates, a subsidiary of the Company and represents approximately .06% of the total economic interests of AAA Investments. As previously indicated, AAA Investments is not consolidated by the Company. Because the Company exercises significant influence over AAA Investments but does not consolidate AAA Investments, the Company uses the equity method of accounting for this investment as disclosed on page 190.

The investment at fair value that is reflected on page 185 represents the 100% limited partner interest in AAA Investments that is held by AAA. As previously mentioned within response #3 above, AAA is consolidated by the Company. As such, AAA’s investment in AAA Investments is appropriately disclosed as an investment at fair value on page 185.

It should be noted that the Company’s equity method investments and its investments, at fair value are reflected within the investments line item of the Company’s consolidated statements of financial condition.

Securities and Exchange Commission

Fair Value Measurements, page 192

12.	We note your disclosure on page 194 summarizing a look-through of your Level III investments by valuation methodology of the underlying securities held by AAA Investments. Although you disclose that the vast majority of these investments (which primarily consist of your investment in Athene) are valued using a discounted cash flow model and that the discount rate is a significant assumption used in this model, you do not provide quantitative information about the discount rate(s) used. Accordingly, please revise your disclosure in future filings to provide quantitative information about the significant unobservable inputs used in the valuation of your Level III investments as required by ASC 820-10-50-2bbb.

Response to Comment 12

We acknowledge and recognize the importance of including quantitative information regarding the unobservable inputs used in the valuation of securities held by AAA Investments for the readers of our financial statements. For periods starting with our June 30, 2013 Form 10-Q filing, we have included quantitative information related to the unobservable inputs used in the valuation of Athene in our Related Party Note. In our future Form 10-K and Form 10-Q we will continue to provide this information and clarify that these inputs are also applicable to the look-through value of the underlying securities held by AAA Investments. In our future Form 10-K and Form 10-Q filings, the Company will include this information in an enhanced Fair Value footnote. We have included in Exhibit E our prepared proposed disclosure incorporating these changes.

13.	As a related matter, please revise your disclosure in future filings to enhance your description of the valuation methodology used to value your investment in Athene given your current ownership level. For example, if true, explain how you use a discounted cash flow model to estimate the fair value of Athene as a whole, and then multiply this valuation by your ownership percentage in order to determine the fair value of your investment in Athene.

Response to Comment 13

Athene’s fair value is determined using the embedded value method which is based on the present value of the future expected regulatorily distributable income generated by the net assets plus the excess capital (i.e., the capital in excess of what is required to be held against Athene’s liabilities). The net assets of Athene consist of the current and projected assets less the current and projected liabilities related to in force insurance contracts. The assets considered capital in excess are valued at their known fair value based on our valuation methodology included in footnote 1. The approach of using actuarially projected asset and liability income to value an insurance company is widely used by market participants in the insurance industry, particularly in private company acquisitions. It is appropriate to use this embedded value distributable cash flow approach because a buyer would rely heavily on these projected cash flows in determining the purchase price / equity value of Athene. The embedded value of the in force insurance contracts incorporates actuarial projections of expected income utilizing most recently available policyholder contract and experience data, industry information and assumptions, general economic and market conditions, and other factors deemed relevant, including the cost of capital.

Securities and Exchange Commission

For periods starting with our June 30, 2013 Form 10-Q filing we have disclosed the valuation methodology used to value Athene in our Related Party Note by disclosing that the fair value of Athene is based upon embedded value, which is a discounted cash flow-based methodology based on the future cash flows of the business, plus excess regulatory capital. In our future Form 10-K and Form 10-Q, the Company will include this information in our Investments footnote.

The Company, through its consolidation of AAA, has an approximate 68% ownership interest in Athene through AAA’s investment in AAA Investments as of September 30, 2013. AAA Investments’ ownership interest in Athene is held indirectly through its subsidiaries and is comprised of common shares and a promissory note which can be settled in cash or common shares of Athene at AAA Investments’ option. The fair value of AAA Investments’ investment in Athene is determined by calculating the total fair value of Athene multiplied by AAA Investments’ ownership percentage in Athene. The Company has an approximate 1.9% economic ownership interest in Athene’s equity, as of September 30, 2013. The approximate 1.9% economic ownership interest is calculated as the Company’s approximate 2.7% economic ownership interest in AAA plus the Company’s approximate 0.06% economic ownership interest in AAA Investments multiplied by AAA Investments’ approximate 68% ownership interest in Athene. The remaining ownership interest in AAA is recognized in the Company’s statement of operations and financial condition as non-controlling interest. In our future Form 10-K and Form 10-Q filings, this enhanced level of disclosure will be added to our Investments footnote.

Securities and Exchange Commission

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

Respectfully submitted,

/s/ Martin Kelly
Martin Kelly Chief Financial Officer

Exhibit A

(To be included in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies)

The types of entities with which Apollo is involved generally include subsidiaries (i.e. general partners and management companies related to the funds we manage), entities that have all the attributes of an investment company (e.g. funds) and securitization vehicles (e.g. collateralized loan obligations). Each of these entities is assessed for consolidation on a case by case basis depending on the specific facts and circumstances surrounding that entity.

Pursuant to our consolidation policy, we first consider the appropriate consolidation guidance to apply including consideration of whether the entity qualifies for certain scope exceptions and whether the entity should be evaluated under either the previous rules on consolidation of variable interest entities (“VIEs”) or the amended consolidation rules depending on whether or not the entity qualifies for the deferral as further described below. We then perform an assessment to determine whether that entity qualifies as a VIE. An entity in which Apollo holds a variable interest is a VIE if any one of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support, (b) the holders of equity investment at risk (as a group) lack either the direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the success of the legal entity or the obligation to absorb the expected losses or right to receive the expected residual returns, or (c) the voting rights of some investors are disproportionate to their obligation to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both and substantially all of the legal entity’s activities either involve or are conducted on behalf of an investor with disproportionately few voting rights. Entities that do not qualify as VIEs are generally assessed for consolidation as voting interest entities (“VOEs”) under the voting interest model.

Under the voting interest model, Apollo consolidates those entities it controls through a majority voting interest or through other means, including those VOEs in which the general partner is presumed to have control. Apollo does not consolidate those VOEs in which the presumption of control by the general partner has been overcome through either the granting of substantive rights to the unaffiliated investors to either dissolve the fund or remove the general partner (“kick-out rights”) or the granting of substantive participating rights.

As previously indicated, the consolidation assessment, including the determination as to whether an entity qualifies as a VIE depends on the facts and circumstances surrounding each entity and therefore certain of our funds may qualify as VIEs whereas others may qualify as VOEs. The granting of substantive kick-out rights is a key consideration in determining whether an entity is a VIE and whether or not that entity should be consolidated. For example, when the unaffiliated holders of equity investment at risk of a fund with sufficient equity to permit the fund to finance its activities without additional subordinated financial support are not granted substantive kick-out rights and the Company is not part of the group of holders of equity investment at risk, the fund is generally determined to be a VIE, as the holders of equity investment at risk as a group lack the direct or indirect ability through voting rights or similar rights to make decisions that have a significant effect on the success of the legal entity. Alternatively, when the unaffiliated holders of equity investment at risk are granted substantive kick-out rights, the fund is generally determined to be a VOE. However, in certain cases where the Company holds a substantive equity investment at risk in the fund, the fund may be determined to be a VOE even though substantive kick-out rights were not granted to the unaffiliated holders of equity investment at risk. In these cases, the Company is part of the group of holders of equity investment at risk and therefore the holders of equity investment at risk as a group do not lack the direct or indirect ability through voting rights or similar rights to make decisions that have a significant effect on the success of the legal entity.

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If the entity is determined to be a VIE under the conditions above, we then assess whether the entity should be consolidated by applying either the previous consolidation rules or the amended consolidation rules depending on whether the entity qualifies for the deferral of the amended consolidation rules as further described below.

VIEs that qualify for the deferral of the amended consolidation rules because certain conditions are met, including if the entities have all the attributes of an investment company and are not securitization or asset-backed financing entities, will continue to apply the previous consolidation rules. VIEs that are securitization or asset-backed financing entities will apply the amended consolidation rules. Under both sets of rules, VIEs for which Apollo is determined to be the primary beneficiary are consolidated.

With respect to VIEs such as our funds that qualify for the deferral of the amended consolidation rules and therefore apply the previous consolidation rules, Apollo is determined to be the primary beneficiary if its involvement, through holding interests directly or indirectly in the VIE or contractually through other variable interests (e.g., carried interest and management fees), would be expected to absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. In cases where two or more Apollo related parties hold variable interest in a VIE, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the Company is determined to be the primary beneficiary to the extent it is the party within the related party group that is most closely associated with the VIE.

For VIEs such as our CLOs that apply the amended consolidation rules, Apollo is determined to be the primary beneficiary if it holds a controlling financial interest defined as possessing both (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. CLOs are generally determined to be VIEs if they are formed solely to issue collateralized notes in the legal form of debt and therefore do not have sufficient total equity investment at risk to permit the entity to finance its activities without additional subordinated financial support. With respect to such CLOs, we generally possess a controlling financial interest in, and therefore consolidate, such CLOs in accordance with the amended consolidation rules when our role as collateral manager provides us with the power to direct the activities that most significantly impact the CLO’s economic performance and we have the right to receive certain benefits from the CLO (e.g. incentive fees) that could potentially be significant to the CLO.

Under the previous and the amended consolidation rules, Apollo determines whether it is the primary beneficiary of a VIE at the time it becomes initially involved with the VIE and reconsiders that conclusion continuously. Investments and redemptions (either by Apollo, affiliates of Apollo or third parties) or amendments to the governing documents of the respective entity may affect an entity’s status as a VIE or the determination of the primary beneficiary.

The assessment of whether an entity is a VIE and the determination of whether Apollo should consolidate such VIE requires judgments. Under both sets of rules, those judgments include, but are not limited to: (i) determining whether the total equity investment at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support, (ii) evaluating whether the holders of equity investment at risk, as a group, can make decisions that have a significant effect on the success of the entity, (iii) determining whether two or more parties’ equity interests should be aggregated, (iv) determining whether the equity investors have proportionate voting rights to their obligations to absorb losses or rights to receive returns from an entity, (v) and evaluating the nature of the relationship and activities of the parties

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involved in determining which party within a related-party group is most closely associated with the VIE. Where the VIEs have qualified for the deferral, judgments are also made in estimating cash flows to evaluate which member within the equity group absorbs a majority of the expected profits or losses of the VIE. Where the VIEs have not qualified for the deferral, judgments are also made in determining whether a member in the equity group has a controlling financial interest including power to direct activities that most significantly impact the VIE’s economic performance and rights to receive benefits or obligations to absorb losses that are potentially significant to the VIE.

3

AAA Structure Chart
1
Exhibit B
Other Unitholders
Unaffiliated
third party
1 This is a simplified structure chart.  It does not include all legal entities within this structure.
2
Consolidated subsidiaries of Apollo Global Management, LLC
AP Alternative
Assets, L.P.
(“AAA”)
Apollo Alternative
Assets, L.P.
(“Manager”)
AAA Associates,
L.P.
Apollo
Principal
Holdings III, L.P.
AAA Holdings, L.P.
AAA Investments, L.P.
(“AAA Investments”)
AAA Guernsey
Limited
GP Interest
GP Interest
LP
Interest
LP Interest
LP Interest
Services Agreement
2
2
2
2
2
2
55% voting interest/
0% economic interest
45% voting interest/
100% economic interest

Exhibit C

(To be included in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies)

Equity-Based Compensation

Another significant part of our compensation expense is derived from amortization of RSUs. The fair value of all RSU grants after March 29, 2011 is based on the grant date fair value, which considers the public share price of the Company. RSUs are comprised of Plan Grants, which do not pay distributions until vested and, for grants made after 2011, the underlying shares are generally issued by March 15th after the year in which they vest, and Bonus Grants, which pay distributions on both vested and unvested grants and are generally issued after vesting on an approximate two-month lag. For Plan Grants, the grant date fair value is based on the public share price of the Company, and is discounted for lack of distributions until vested. For Bonus Grants, the grant date fair value is based on the public share price of the Company, and is discounted for transfer restrictions.

We utilized the Finnerty Model, as previously described above, to calculate a marketability discount on the Plan Grant and Bonus Grant RSUs to account for the lag between vesting and issuance. The Finnerty Model provides for a valuation discount reflecting the holding period restriction embedded in a restricted security preventing its sale over a certain period of time.

The inputs utilized in the model were (i) length of holding period, (ii) volatility, (iii) risk-free rate and (iv) dividend yield. Our assumptions for the shares granted during the three years ended December 31, 2013 were as follows:

(i)	We assumed a holding period restriction of (x) years.

(ii)	We concluded based on industry peers, that our volatility annualized would be approximately (x - x%).

(iii)	We assumed a (x% - x%) risk free rate based on U.S. Treasuries for a comparable term on a continuously compounded basis.

(iv)	We assumed a distribution yield based on the distribution then in effect (x%).

For the Bonus Grant RSUs, the Finnerty Model calculation, as detailed above, yielded a marketability discount for transfer restrictions of approximately (x - x%) for shares granted after March 29, 2011.

We utilized the present value of a growing annuity formula to calculate a discount for the lack of pre-vesting distributions on Plan Grant RSUs.

The assumptions for the shares granted during the three years ended December 31, 2013 utilized in the calculation were:

(i)	We assumed the selected annuity period covered the average period where distributions were lost.

(ii)	We assumed a distribution yield based on the distribution then in effect (x% – x%).

(iii)	We assumed quarterly distribution growth rate based on the then current distribution (x%).

(iv)	We assumed discount rate was equivalent to a cost of equity capital rate of (x% - x%) as of the valuation date, based on the Capital Asset Pricing Model (“CAPM”). CAPM is a commonly used mathmatetical model for developing expected returns.

For the Plan Grant RSUs, the present value of a growing annuity calculation, as detailed above, yielded a discount of (x% -x%) for shares granted after March 29, 2011.

After the grant date fair value is determined we apply an estimated forfeiture rate. The estimated fair value was determined and recognized over the vesting period on a straight-line basis. We have estimated a 6% forfeiture rate for RSUs, based on the Company’s historical attrition rate as well as industry comparable rates. If employees are no longer associated with Apollo or if there is no turnover, we will revise our estimated compensation expense to the actual amount of expense based on the units vested at the balance sheet date in accordance with U.S. GAAP.

Exhibit D

(To be included as a new footnote)

APOLLO GLOBAL MANAGEMENT, LLC

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

(dollars in thousands, except share data)

The table below provides a roll-forward of the profit sharing payable balance for the years ended December 31, 2013 and 2012:

	Private Equity	Credit	Real Estate	Total
Profit sharing payable, January 1, 2012	$—	$—	$—	$—
Acquisition of Stone Tower	—	—	—	—
Changes in fair value of contingent consideration obligations (1)	—	—	—	—
Change in fair value of funds (2)	—	—	—	—
Payments	—	—	—	—
Purchase accounting adjustments	—	—	—	—

Profit sharing payable, December 31, 2012	$—	$—	$—	$—
Changes in fair value of contingent consideration obligations (1)	—	—	—	—
Change in fair value of funds (2)	—	—	—	—
Payments	—	—	—	—
Purchase accounting adjustments	—	—	—	—
Profit sharing payable, December 31, 2013	$—	$—	$—	$—

(1)	See Commitment and Contingencies note for additional terms and conditions related to the contingent consideration.
(2)	Included in change in fair value of funds for the year ended December 31, 2013 was a reversal of ($X.X) million of profit sharing payable which is related to a return of previously distributed carried interest income with respect to SOMA. Included in change in fair value of funds for the year ended December 31, 2012 was a reversal of $75.3 million of profit sharing payable which is related to a return of previously distributed carried interest income with respect to Fund VI.

Exhibit E

(To be included as part of a new Fair Value footnote)

APOLLO GLOBAL MANAGEMENT, LLC

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

(dollars in thousands, except share data)

The following tables summarize the quantitative inputs and assumptions used for items categorized in Level III of the fair value hierarchy as of December 31, 2013 and 2012, respectively:

December 31, 2013
	Fair Value	Valuation Techniques	Unobservable Inputs	Ranges	Weighted Average
Financial Assets
Investments of Consolidated Apollo Funds:
AAA Investments(1)	$—	Net Asset Value	N/A	—%	—%
Apollo Senior Loan Fund	—	Third Party Pricing(2)	N/A	—%	—%
Investments in HFA and Other	—	Third Party Pricing(2)	N/A	—%	—%
Athene/ AAA Derivative	—	Discounted Cash Flows	Discount Rate	—%	—%
			Implied Multiple	—%	—%
Investments of Consolidated VIEs:
Bank Debt Term Loans	—	Discounted Cash Flow Comparable Yields	Discount Rates	—%	—%
Stocks	—	Market Comparable Companies	Comparable Multiples	—%	—%
Corporate loans/ bonds	—	Third Party Pricing(2)	N/A	—%	—%

Total Investments of Consolidated VIEs	—

Total Financial Assets	$—

Financial Liabilities
Liabilities of Consolidated VIEs:
			Discount Rate	—%	—%
Subordinated Notes	$—	Discounted Cash Flow	Default Rate	—%	—%
			Recovery Rate	—%	—%
Senior Secured Notes	—	Discounted Cash Flow	Discount Rate	—%	—%
			Default Rate	—%	—%
			Recovery Rate	—%	—%
Corporate notes/ loans	—	Third Party Pricing(2)	N/A	—%	—%

Total Liabilities of Consolidated VIEs	—
Contingent Consideration Obligation (see note 18)	—	Discounted Cash Flow	Discount Rate	—%	—%

Total Financial Liabilities	$—

(1)	The following table summarizes a look-through of the Company’s Level III investments by valuation methodology of the underlying securities held by AAA Investments:

December 31, 2013
% of Investment of AAA
Approximate values based on net asset value of the underlying funds, which are based on the funds underlying investments that are valued using the following:
Discounted cash flow models	$—	(3)	—%
Listed quotes	—		—

Total Investments	—		—%

Other net assets(4)	—

Total Net Assets	$—

(2)	These securities are valued using broker quotes.
(3)	Represents the investment by AAA Investments in Athene, which is valued using a discounted cash flow model. The unobservable inputs and respective ranges used in the discounted cash flow model are the same as the ones noted for the Athene/AAA Derivative in the table above.
(4)	Balances include other assets, liabilities and general partner interests of AAA Investments. Balance at December 31, 2013 is primarily comprised of $X million in notes receivable from an affiliate less the portion of AAA Investments net assets allocated to the general partner of $X . Carrying values approximate fair value for other assets and liabilities and, accordingly, extended valuation procedures are not required.